FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of June 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Valeo Subsidiary in Shanghai, China

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on June 23, 2008, in Kyoto, Japan

Nidec Completes Acquisition of Valeo Subsidiary in Shanghai, China

Nidec Corporation (“Nidec”, NYSE: NJ) today announced that Nidec (Dalian) Limited, one of its wholly owned subsidiaries, has completed the purchase of Valeo S.A.’s automotive motor manufacturing subsidiary (the “Motor Company”) based in Shanghai, China.

In December 2006 Nidec acquired Valeo S.A.’s “Motors and Actuators” business (now Nidec Motors and Actuators, or NMA). At that time, Nidec and Valeo had also agreed on the purchase and sale of the Motor Company in Shanghai jointly owned by Valeo International Holding B.V. and Shanghai SIIC Transportation Electric Co., Ltd, on the premise that Nidec would acquire 100% shares of the Motor Company. Recently, Nidec and Shanghai SIIC Transportation Electric Co., Ltd. reached an agreement by which Shanghai SIIC Transportation Electric Co., Ltd. transfers all its shares in the Motor Company to Nidec (Dalian) Limited. As a result, the Motor Company has become a wholly-owned subsidiary of Nidec (Dalian) Limited.

The Motor Company has been operative under the name “Nidec Shanghai Automotive Electric Motors Limited” since April 29, 2008.

Profile of the Motor Company in Shanghai

Company Name:	Nidec Shanghai Automotive Electric Motors Limited
Company Address:	2281 Jianchuan Road, Minhang 200245, Shanghai, China
Products:	DC brush motor for the window lift system and anti-lock braking system
Annual Production Capacity:	1.5 million units
Projected Annual Sales:	2 billion yen

Prospect of Nidec’s Automotive Motor Business in Asia

Nidec is currently producing brushless motors for the power steering system at Nidec Automobile Motor ( Zhejiang ) Corporation in Zhejiang, China. Nidec is also in the process of establishing mass production capability for brush motors for automotive applications (including seat-adjusters) at Nidec ( Dalian ) Limited in Dalian, China. The incorporation of Nidec Shanghai Automotive Electric Motors Limited into Nidec (Dalian) Limited as its 100% subsidiary is expected to  enhance Nidec’s production capability in China and largely contribute to Nidec’s manufacturing and sales activities the Asian markets.

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